C. Richard Ropka, LLM (Tax)

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December 16, 2022

Via EDGAR

Ms. Alison White, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:	BCM Funds (the “Trust”) File Nos. 333-267898; 811-23833

Dear Ms. White:

Kindly accept this letter in response to your correspondence to Mr. Brian Bares on November 8, 2022, wherein you provided comments to the above-referenced Registrant’s N-1A filing with the Securities and Exchange Commission (“SEC”) on October 17, 2022, with respect to the BCM Focus Small/Micro-Cap Fund (the “Fund”). Your comments and the responses provided by the Registrant are set forth below.

General Comments

1.    We note that portions of the registration statement are incomplete. In addition, a full financial review (e.g., seed financial statements, auditor's report, consent, etc.) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Registrant has fully completed each portion of the Registration Statement including, but not limited to the seed financials statements, auditors report and auditors’ consent.

2.    Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement. The staff may have additional comments.

Response: The Registrant has not submitted, nor does it expect to submit any exemptive applications or no-action requests in connection with its Registration Statement.

3.    Please provide the name of the Fund's independent registered public accounting firm in correspondence.

Ms. Alison White, Senior Counsel
December 16, 2022
Page - 2 –

Response: The name of the Fund’s independent registered public accounting firm is Cohen & Company, Ltd. with a business address of 1350 Euclid Ave., Suite 800, Cleveland, OH 44115.

Fees and Expenses of the Fund, pages 4-5

4.    The fee table presented does not total to the amount shown. Please revise.

Response: The Registrant has revised the fee table to accurately reflect the correct figures.

5.    Given that the fee waiver/expense reimbursement is not triggered, it should not be reflected in the Fee Table, either as a line item or in a footnote. The information may instead be provided further back in the prospectus in response to Item 10 (Management Fees) of Form N-1A.

Response: The Registrant has removed the references to the fee waiver in the table and the footnote.

6.    Footnote 3 refers to a Management Services Agreement (the “MSA”) and an Expense Limitation Agreement (the “ELA”), however you only provide context for the ELA. Please revise here or in footnote 1 to briefly address the MSA.

Response: The Registrant has revised the referenced Footnotes to address the comment and it has revised the term MSA to Management Agreement in both referenced Footnotes.

Principal Investment Strategies of the Fund, pages 5-6

7.    The Fund’s name refers to both small- and micro- cap stocks, however your 80% policy under rule 35d-1 only relates to small-cap stocks. Please either revise the Fund’s name or its 80% policy so that the name and policy are consistent.

Response: The Registrant has revised its 80% policy to reflect that the Fund invests 80% of its portfolio in both micro-cap and small–cap stocks.

8.    Please disclose the Morningstar U.S. Small Cap Extended Index’s capitalization range as of a recent date.

Response: The Registrant has revised its disclosure to reflect the Morningstar U.S. Small Cap Extended Index’s capitalization range.

9.    Please clarify in the filing what you mean by “qualitatively excellent,” “durable competitive advantages” and “other relevant methods.” In addition, please revise your disclosure to address the analyses and information considered when determining qualitative excellence and durable competitive advantage in greater detail.

Response: The Registrant has revised its disclosure to clarify “qualitatively excellent,” “durable competitive advantages” and “other relevant methods.”, while also revising its disclosure to address the analyses and information considered when determining qualitative excellence and durable competitive advantage in response to the staff’s comment.

Telephone (856) 374-1744 · Facsimile (866) 272-8505 · www.RopkaLaw.com

Ms. Alison White, Senior Counsel
December 16, 2022
Page - 3 –

10.  Please provide more detail about the ESG factors that the Adviser will consider and the amount of weight they will be given. In this regard we note that you have not included ESG Investing Risk as a principal risk of investing in the fund.

Response: The Registrant has revised its disclosure providing greater detail in regard to the ESG factors that the Adviser may consider and the amount of weight the Adviser will give ESG criteria when investing the fund’s portfolio in response to the staff’s comment. Accordingly, as ESG is not a principal investment strategy the Registrant is not including ESG Risk disclosure.

Principal Investment Risks of the Fund, page 6

11.  Given the Fund’s focus on small- and micro-cap issuers, please consider the need for additional risk disclosures related to investment liquidity and volatility and the impact these factors may have on the Fund’s returns, risks, and how it is managed.

Response: The Registrant has revised its disclosure in response to the staff’s comment by adding the appropriate risk disclosure to the Prospectus.

Fund Performance, page 8

12.  To avoid redundancy, consider consolidating the first and second sentences of the paragraph.

Response: The Registrant has revised its “Fund Performance” disclosure in response to the staff’s comment.

Portfolio Managers, page 8

13.  Please state the title and length of service for each portfolio manager listed. See Item 5(b) of Form N-1A.

Response: The Registrant has revised its disclosure in response to the staff’s comment by providing the length of service of the person or persons employed by the Fund.

Investment Adviser, page 13

14.  Please include a statement that a discussion regarding the basis for the board of directors’ approval of the investment advisory agreement will be available in the Fund’s annual or semi-annual report to shareholders, as applicable, and provide the period covered by the relevant annual or semi-annual report. See Item 10(a)(1)(iii) of Form N-1A.

Response: The Registrant has revised its disclosure in response to the staff’s comment.

Investment Advisory and Administrative Fee, page 13

15.  We note your statement that “[f]or the most recent fiscal year, the Fund paid the Investment Adviser 0.85%, after voluntary fee waiver, of the Fund’s average daily net assets.” Please confirm supplementally that the voluntary fee waiver is not reflected in the Fee Table on page 5. See Instruction 3(e) to Item 3 of Form N-1A.

Telephone (856) 374-1744 · Facsimile (866) 272-8505 · www.RopkaLaw.com

Ms. Alison White, Senior Counsel
December 16, 2022
Page - 4 –

Response: The Registrant has revised the disclosure and has removed the referenced line “voluntary fee waiver” from the Fee Table on page 5.

Shareholder Information, page 14

16.  Please tell us what is contemplated by the statement that the “Fund reserves the right to change the time its NAV is calculated if the Fund closes earlier.” It is unclear, for example, under what circumstances the Fund would be permitted to close early and how shareholders would be notified. Please advise.

Response: The Registrant has revised the disclosure to amend the word “Fund” to “NYSE”.

Taxes, pages 25-27

17.  Please confirm supplementally that the statement that the Fund may invest in foreign securities is applicable.

Response: The Registrant has deleted this reference disclosure.

For More Information – SEC Information, page 31

18.  Please remove the reference to the SEC Public Reference Room and revise your disclosure to reflect Item 1(b)(1) of Form N-1A and the instructions thereto.

Response: The Registrant has removed the referenced disclosure and revising other disclosure accordingly.

SAI

Options on Securities and Indexes

19.  Please revise your disclosure to reflect the adoption of Rule 18f-4 and repeal of IC Release No. 10666 and prior staff no-action positions and guidance on cover and asset segregation.

Response: The Registrant has revised the disclosure to reflect the adoption of Rule 18f-4 and the repeal IC Release No. 10666 and prior staff no-action positions and guidance on cover and asset segregation.

Currency Exchange Rate Risk

20.  Please reconcile the statement that the “Fund may, to the extent specified herein, invest a significant portion of its assets in investments denominated in non-U.S. currencies, or in securities that provide exposure to such currencies, currency exchange rates or interest rates denominated in such currencies” with the disclosure in the prospectus that the Fund will focus on securities issued by domestic issuers.

Telephone (856) 374-1744 · Facsimile (866) 272-8505 · www.RopkaLaw.com

Ms. Alison White, Senior Counsel
December 16, 2022
Page - 5 –

Response: The Registrant has revised to reconcile the statement referenced in the comment.

Fundamental Investment Policies – Concentration

21.  It is unclear why futures and options contracts are not be subject to the Fund’s concentration policy. Please advise or revise.

Response: The Registrant has deleted this disclosure.

Board Leadership Structure

22.  If the chairman of the board is an interested person of the Fund, disclose whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund. See Item 17(b)(1) of Form N-1A.

Response: The Registrant confirms that the Board of Trustees has appointed a disinterested/independent person as the Chairman of the Board.

Trustee Committees

23.  Please confirm the accuracy of the statement that the “Audit Committee intends to meet four (4) times during each fiscal year ended December 31, 2022.”

Response: The Registrant has deleted this statement

Proxy Voting Policy and Procedures

24.  Please describe with greater specificity the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, including the procedures that the Fund uses when a vote presents a conflict between the interests of Fund shareholders, on the one hand, and those of the Fund’s investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other. In the alternative, you may file a copy of the policies and procedures themselves. See item 17(f) of Form N-1A. For additional guidance on the level of detail required and topics to cover, please review IC Release No. 25922, Disclosure of Proxy Voting Policies and Proxy Voting Records by Registered Management Investment Companies (April 14, 2003).

Response: The Registrant has attached a copy of the Proxy Voting Policies and Procedures (Appendix II) to the SAI adopted by the Board of Trustees.

Telephone (856) 374-1744 · Facsimile (866) 272-8505 · www.RopkaLaw.com

Ms. Alison White, Senior Counsel
December 16, 2022
Page - 6 –

Portfolio Holdings Information

25.  Please describe any policies and procedures with respect to the receipt of compensation or other consideration by the Fund, its investment adviser, or any other party in connection with the disclosure of information about portfolio securities. See Item 16(f)(1)(iv) of Form N-1A.

Response: The Registrant has revised the applicable disclosure mentioned in the staff’s comment in satisfaction of the referenced item.

Distribution and Distribution Plan (Rule 12b-1 Plan)

26.  Please reconcile the name of the section heading with the Fee Table disclosure that the Fund does not have a 12b-1 Plan.

Response: The Registrant has deleted the referenced heading.

Additional Information

27.  Please remove the reference to the office of the SEC in Washington, D.C.

Response: The Registrant has removed the reference.

Part C

28.  Please supplementally confirm that the Fund will file executed copies of the agreements listed in the exhibit index when available.

Response: The Registrant will file executed copies of the agreements listed in the Part C exhibit index.

29.  Although the exhibit index states that the Agreement and Declaration of Trust dated October 4, 2022 as filed with the State of Delaware on October 4, 2022 is filed herewith, we are unable to locate it. Please advise or revise.

Response: The Registrant has updated the exhibit index and included the referenced agreement.

30.  Please confirm that the Fund will comply with Fast Act requirements, including adding hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the registration statement, if filed on EDGAR. See FAST Act Modernization and Simplification of Regulation S-K, Rel. No. 33-10618, Mar. 20, 2019; Rule 411 under the 1933 Act; Rule 0-4 under the 1940 Act.

Response: The Registrant confirms that it has complied with the Fast Act requirements as referenced.

31.  Please confirm that the legal opinion (to be filed by amendment) will be consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Telephone (856) 374-1744 · Facsimile (866) 272-8505 · www.RopkaLaw.com

Ms. Alison White, Senior Counsel
December 16, 2022
Page - 7 –

Response: The Registrant confirms that the legal opinion is consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011).

32.  Under section 6(a) of the Securities Act of 1933 (“Securities Act”), any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. Currently your signature page is missing required signatures. Please make certain that the signature page included in any amendment meets the requirements of section 6(a).

Response: The Registrant confirms that the requisite signature page has been supplied with the requisite signatures.

Should you have any questions prior to filing a pre-effective amendment, please contact me at (856) 374-1744 or rropka@ropkalaw.com.

Very truly yours,

/s/ Charles R. Ropka, Esq.

Charles R. Ropka, Esquire

CRR/ztr

cc: Client

Telephone (856) 374-1744 · Facsimile (866) 272-8505 · www.RopkaLaw.com